SUPER VISION INTERNATIONAL, INC.

April 3, 2007

BY FACSIMILE (202-772-9368)

AND ELECTRONIC FORMAT

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Matt Franker, Staff Attorney

Mail Stop: 7010

Re:	Super Vision International, Inc.

Registration Statement on Form S-3

Commission File No. 333-140286

Request of Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Commission’s Rules and Regulations under the Securities Act of 1933, as amended, Super Vision International, Inc., hereby requests an acceleration of the effective date of the above referenced Registration Statement. It is requested that the Registration Statement become effective on April 6, 2007 at 10:00 A.M. e.d.t., or as soon thereafter as possible.

Super Vision International, Inc.

By:	/s/ Michael A. Bauer
Michael A. Bauer, President & Chief Executive Officer